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Exhibit 99.1

Ares Capital Corporation
Computation of Earnings to Fixed Charges

	Year Ended 12/31/2006	Year Ended 12/31/2005	Period from 6/23/04 (inception) through 12/31/2004
Earnings:
Net increase in stockholders' equity resulting from operations	$69,695,322	$41,851,076	$3,190,488
Income tax expense, including excise tax	4,931,288	158,000	—

Total earnings before taxes	$74,626,610	$42,009,076	$3,190,488

Fixed Charges:
Interest and credit facility fees	$18,583,815	$1,528,060	$137,396

Total fixed charges	$18,583,815	$1,528,060	$137,396

Earnings available to cover fixed charges	$93,210,425	$43,537,136	$3,327,884
Ratio of earnings to fixed charges	5.0	28.5	24.2

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  Exhibit 99.1
Ares Capital Corporation Computation of Earnings to Fixed Charges